UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
iBio, Inc.
----------------------------------------------------
(Name of issuer)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
----------------------------------------------------
(Title of class of Securities)
451033104
--------------
(CUSIP Number)
April 26, 2013
----------------------------------------------------
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a
statement on Schedule 13G to report the acquisition
that is the subject of this Schedule 13D, and is
filing this schedule because of Section 240.13d-
1(e), 240.1d-1(f) or 240.13d-1(g), check the
following box. [    ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.





CUSIP NO. 451033104		Page 2 of 10 Pages
The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
























CUSIP NO. 451033104		Page 3 of 10 Pages
1.	NAME OF REPORTING PERSON
		EASTERN CAPITAL LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP   	(a)  [  ]
    		(b)  [  ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
 REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]

6. 	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN
ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON

7.  SOLE VOTING POWER				-0-
8.  SHARED VOTING POWER			-23,744,000-
9.  SOLE DISPOSITIVE POWER			-0-
10.  SHARED DISPOSITIVE POWER		-23,744,000-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

		23,744,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11	[  ]
       EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
11
		36.0%
14.	TYPE OF REPORTING PERSON
		CO


CUSIP NO.  451033104		Page 4 of 10 Pages
1.	NAME OF REPORTING PERSON
		PORTFOLIO SERVICES LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP   	(a) [  ]
   		(b) [  ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS    OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]

6. 	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN
ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON

7.  SOLE VOTING POWER			-0-
8.  SHARED VOTING POWER			-23,744,000-
9.  SOLE DISPOSITIVE POWER			-0-
10.  SHARED DISPOSITIVE POWER		-23,744,000-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
		23,744,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
	[   ]
		EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
11
		36.0%
14.	TYPE OF REPORTING PERSON
       CO



CUSIP No. 451033104		Page 5 of 10 Pages
1.	NAME OF REPORTING PERSON
		KENNETH B. DART
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP   	(a) [   ]
   		(b) [   ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS  OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]
6. 	CITIZENSHIP OR PLACE OF ORGANIZATION
       BRITISH OVERSEAS TERRITORY CITIZEN CAYMAN
       ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON

7.  SOLE VOTING POWER			-0-
8.  SHARED VOTING POWER			-23,744,000-
9.  SOLE DISPOSITIVE POWER			-0-
10.  SHARED DISPOSITIVE POWER		-23,744,000-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
		23,744,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
	[ ]
		EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
11
		36.0%
14.	TYPE OF REPORTING PERSON
       IN


CUSIP NO. 451033104		Page 6 of 10 Pages
ITEM 1.  SECURITY AND ISSUER
This Amendment No. 2 to Schedule 13D relates to the
 common stock of iBio, Inc. (the Issuer), whose principal executive offices are located at 9
Innovation Way, Suite 100, Newark, DE 19711.

ITEM 2.  REPORTING PERSONS

This Schedule 13D is being filed by Eastern Capital
Limited, Portfolio Services Ltd. and Kenneth B. Dart
(collectively, the Reporting Persons).

Eastern Capital Limited, 10 Market Street #773,
Camana Bay, Grand Cayman, KY1-9006, Cayman Islands,
BWI, a Cayman Islands corporation, is an investment entity that owns the shares of the Issuer common stock and warrants to purchase common stock reported in this Schedule 13D. Kenneth B. Dart and Mark R.
VanDevelde are directors of Eastern Capital Limited.

Portfolio Services Ltd., 10 Market Street #773,
Camana Bay, Grand Cayman, KY1-9006, Cayman Islands,
BWI, a Cayman Islands corporation, is a holding company which owns all of the outstanding stock of Eastern Capital Limited. Kenneth B. Dart and Mark R.
VanDevelde are directors of Portfolio Services Ltd.

Kenneth B. Dart, P. O. Box 31300 SMB, Grand Cayman,
Cayman Islands, BWI, a British Overseas Territory
Citizen / Cayman Islands and businessman, is the beneficial owner of all of the outstanding stock of Portfolio Services Ltd. Mr. Dart is also the
President of Dart Container Corporation, a manufacturer of food service products, of 500
Hogsback Road, Mason, MI  48854.

In the last five years, none of the persons listed above have been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

In the last five years, none of the persons listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.









CUSIP NO. 451033104		Page 7 of 10 Pages

ITEM 3.  SOURCE OF FUNDS
The source of funds used to acquire the shares of the Issuer common stock and warrants was the working capital of Eastern Capital Limited.

ITEM 4.  PURPOSE OF TRANSACTION
The Reporting Persons acquired the Issuer securities for investments purposes in a registered public offering.
The Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule
13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
Item 5(a)-(b)
The numbers shown below include 9,284,000 shares of the Issuer common stock which may become outstanding upon the exercise of warrants held by Eastern Capital Limited that are currently exercisable.

Eastern Capital Limited beneficially owns 23,744,000 shares of the Issuer common stock, representing
36.0% of the Issuer outstanding common stock.
Eastern Capital Limited has shared voting and dispositive power of the shares it beneficially owns with its parent, Portfolio Services Ltd. and Kenneth
B. Dart.

Portfolio Services Ltd., as the owner of all of the outstanding shares of Eastern Capital Limited, indirectly beneficially owns 23,744,000 shares of the Issuer common stock, representing 36.0% of the Issuer outstanding common stock. Portfolio
Services Ltd. has shared voting and dispositive power of the shares it beneficially owns.

As a result of Kenneth B. Dart ownership of all of the outstanding shares of Portfolio Services Ltd., he indirectly beneficially owns 23,744,000 shares of the Issuer common stock, representing 36.0% of the Issuer outstanding common stock. Kenneth B. Dart



CUSIP NO. 451033104		Page 8 of 10 Pages

has shared voting and dispositive power of the shares he beneficially owns.


Item 5(c)

On April 26, 2013, as part of an underwritten registered public offering of securities by the Issuer, Eastern Capital Limited agreed to purchase
4,460,000 Units at a public offering price of $0.48 per Unit. Each Unit consists of (i) one share of common stock, par value $0.001 per share, of the Issuer and (ii) 0.40 of one Warrant to purchase one share of common stock of the Issuer. The purchase was effected through Roth Capital Partners LLC, pursuant to an underwriting agreement entered into between Roth Capital Partners LLC and the Issuer.

Items 5(d) and (e) - Not applicable
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
ISSUER

In addition to the shares of the Issuer common stock beneficially owned by the Reporting Persons, the Reporting Persons beneficially own warrants that may be exercised to acquire an additional 9,284,000 shares of the Issuer common stock. The warrants were acquired at the same time the Reporting Persons acquired the Issuer common stock. The warrants acquired through the April 26, 2013 offering are exercisable as of April 26, 2013 and allow the Reporting Persons to acquire one share of the Issuer common stock for each warrant exercised, at a strike price of $0.53 per share. The warrants expire pursuant to their terms on April 26, 2016.
A copy of the form of warrant is filed as Exhibit
4.1 to the Form 8-K Filing of the Issuer as filed with the SEC on April 23, 2013 and is incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Joint Filing Agreement

Exhibit B - Form of Warrant








CUSIP NO. 451033104		Page 9 of 10 Pages

SIGNATURE.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


EASTERN CAPITAL LIMITED
/s/ Kenneth B. Dart
BY:  Kenneth B. Dart, Director
30 April 2013


PORTFOLIO SERVICES LTD.
/s/ Kenneth B. Dart
BY:  Kenneth B. Dart, Director
30 April 2013


/s/ Kenneth B. Dart
BY:  Kenneth B. Dart
30 April 2013






CUSIP NO. 451033104		Page 10 of 10 Pages

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned agree to the joint filing of
Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock of iBio, Inc. The undersigned further agree and acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

EASTERN CAPITAL LIMITED
/s/ Kenneth B. Dart
BY:  Kenneth B. Dart, Director
30 April 2013

PORTFOLIO SERVICES LTD.
/s/ Kenneth B. Dart
BY:  Kenneth B. Dart, Director
30 April 2013

/s/ Kenneth B. Dart
BY:   Kenneth B. Dart
30 April 2013